Via Facsimile and U.S. Mail
Mail Stop 6010

July 25, 2006

Mr. Robert B. Mills
Chief Financial Officer
Assured Guaranty Ltd.
30 Woodbourne Avenue
Hamilton, Bermuda HM 08
Bermuda

Re: **Form 10-K for the Fiscal Year Ended December 31, 2005**
       Filed March 2, 2006
       File No. 001-32141

Dear Mr. Mills:

We have limited our review of your filing to the issue we have addressed in our comment. In our comment, we ask you to provide us with information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2005

Notes to Consolidated Financial Statements

Note 2. Significant Accounting Policies

Premium Revenue Recognition, page 103

1. Please tell us whether or not your method for recognizing installment premiums on a straight-line basis over the installment period achieves the same results as your method of recognizing upfront premiums; that is allocating the premiums in accordance with the principal amortization schedule and recognizing the premium

ratably over the amortization period. If so, please provide us proposed disclosure to be included in your filing to make this clear. If not, please tell us why you recognize revenue differently for installment premiums.

Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your response to our comment and provide the requested information. Detailed letters greatly facilitate our review. Please file your letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comment on your filing.

You may contact Dana Hartz, Staff Accountant, at (202) 551-3648 or Joseph Roesler, Accounting Branch Chief, at (202) 551-3628 if you have questions regarding the comment. Please contact me at (202) 551-3679 with any other questions.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant